NO ACT

DC
PE
12-14-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023765

Received SEC

JAN 24 2008

Washington, DC 20549

January 24, 2008

David B. Hollander
Legal Manager – Corporate Acquisitions & Finance
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, TX 75024

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/24/2008

Re: Electronic Data Systems Corporation
Incoming letter dated December 14, 2007

Dear Mr. Hollander:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to EDS by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

5400 Legacy Drive
Plano, Texas 75024

EDS

December 14, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Electronic Data Systems Corporation
Shareholder Proposal of AFL-CIO

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, this letter notifies you of the intention of Electronic Data Systems Corporation ("EDS") to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders ("2008 Proxy Materials") the stockholder proposal submitted by the AFL-CIO Reserve Fund (the "Proponent") in connection with EDS' 2008 Annual Meeting of Shareholders (the "Proposal"). A copy of the Proposal is attached as Exhibit A.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and the attachment to this letter. By copy of this letter, EDS notifies the Proponent of its intention to omit the Proposal (including the resolution and supporting statement) from its 2008 Proxy Materials.

Background

EDS received a letter dated November 7, 2007 from the Proponent containing the following Proposal:

> Resolved: Shareholders request that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to their health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry

> affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

EDS requests the concurrence of the Staff that it will not recommend enforcement action if EDS omits the Proposal from its 2008 Proxy Materials under (i) Rule 14a-8(i)(7) on the basis that the Proposal deals with a matter relating to EDS' ordinary business operations and (ii) Rule 14a-8(i)(10) because EDS has substantially implemented the Proposal.

Analysis

Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Exchange Act Release No. 34-40018 (May 21, 1998).

The Proposal requests that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. Assuring compliance with legal and regulatory requirements, as well EDS' internal policies, is a fundamental management function. As discussed in greater detail on EDS' website at http://www.eds.com/investor/governance/code.aspx, EDS is committed to conducting business ethically and with integrity. The EDS Code of Business Conduct was written to help us achieve that goal. The Director's Addendum to the EDS Code of Business Conduct provides that "Directors should (a) ethically handle situations that could give rise to a conflict of interest including the appearance of a conflict, (b) fully and promptly disclose any conflict of interest to the General Counsel as set forth in this Code, and (c) take appropriate preventative or corrective actions (e.g., recusal from certain decisions), as determined by the Board or a designated committee."

The Staff has consistently determined that proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., Chrysler Corp. (February 18, 1998) (proposal requesting that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders); *Lockheed Martin Corp.* (January 29, 1997) (proposal requesting the audit and ethics committee to determine whether the company has an adequate legal compliance program and prepare a report); *AT&T Corp.* (January 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and *NYNEX Corp.* (February 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct). The Staff has also determined that proposals relating to conflict of interest transactions may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See *Genotrenics Biomedical Corporation* (April 4, 2003) (proposal that company shall not do business with any company in which board member has a financial stake considered ordinary business because includes matters relating to "non-extraordinary transactions").

EDS believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the matter covered by the Proposal addresses an ordinary business matter, namely compliance with the conflict of interest provisions of the Directors Addendum to the EDS Code of Business Conduct.

Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco, Inc.* (March 28, 1991). See also *Nordstrom Inc.* (February 8, 1995) (proposal that company commit to code for overseas suppliers that was substantially covered by existing company guidelines) and *The Gap, Inc.* (March 8, 1996) (same). Other Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999).

As noted above, the Directors Addendum to the EDS Code of Conduct, adopted by the EDS Board of Directors on February 2004, provides that "Directors should (a) ethically handle situations that could give rise to a conflict of interest including the appearance of a conflict, (b) fully and promptly disclose any conflict of interest to the General Counsel as set forth in this Code, and (c) take appropriate preventative or corrective actions (e.g., recusal from certain decisions), as determined by the Board or a designated committee." EDS believes that the provisions in the Code of Conduct substantially implement the Proposal, which requests that "the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations." A director potentially faces numerous conflicts of interest in the ordinary course of business. EDS does not believe it is practical for a Code of Conduct to address the specific nature of each type of potential conflict of interest that may arise related to a director's service, particularly for a large, global company such as EDS. The provisions in the EDS Code of Conduct are intentionally broad enough to cover a potential conflict of interest related to health care affiliations or any other matter. Because the existing provisions in the EDS Code of Conduct would already cover any conflict of interest situation intended to be covered by the Proposal, EDS believes the Proposal has been substantially implemented for purposes of Rule 14a-8(i)(10).

Request

Based on the foregoing analysis, EDS requests the concurrence of the Staff that it will not recommend enforcement action if EDS omits the Proposal from its 2008 Proxy Materials. EDS requests that the Staff fax a copy of its determination of this matter to the undersigned at (972) 605-5613.

Please acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it in the enclosed, self-addressed stamped return envelope. If you have any questions with respect to this matter please call me at 972-605-5486.

Very truly yours,

David B. Hollander
Legal Manager - Corporate Acquisitions
& Finance

cc: AFL-CIO Reserve Fund

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 7, 2007

By UPS Next Day Air

Mr. Storrow M. Gordon, Secretary
Electronic Data Systems Corporation
5400 Legacy Drive
Mail Stop H3-3A-05
Plano, Texas 75024-3199

Dear Mr. Gorden:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of Electronic Data Systems Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 400 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
[illegible]

[illegible]

Resolved: Shareholders request that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to their health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

Supporting Statement

Electronic Data Systems Corporation (the "Company") directors W. Roy Dunbar, S. Malcom Gillis, Ellen M. Hancock, Edward A. Kangas and David R. Yost also serve as directors of Humana, Introgen Therapeutics, Aetna, Tenet Healthcare Corporation, and PharMerica, respectively, and Company Board Chairman, Michael H. Jourdan, was a director of Aetna until 2007. Directors Dunbar, Hancock and Yost have holdings in health insurance or pharmaceutical companies that outweigh their holdings in the Company.

In our view, our Company's existing director independence policies do not adequately address the financial and professional interests of our Company's health industry affiliated directors, nor does our Company require that health industry affiliated directors recuse themselves from Board decisions related to pharmaceutical or health insurance issues that are significant social policies.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation, and *The New York Times*/CBS News. John Castellani, president of the Business Roundtable has stated that 52 percent of his members say health costs represent their biggest economic challenge, explaining that, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, 7/3/2007)

We are concerned that the financial and professional interests of health industry affiliated directors could improperly influence our Company's position on significant social policy issues. For example, a director affiliated with a pharmaceutical company could oppose allowing Medicare to negotiate reduced prescription drug costs. A director affiliated with a health insurance company could oppose universal health insurance reform to insure all Americans.

We also believe that the participation of health industry affiliated directors in Board decisions on health issues may create the appearance of a conflict of interest. General Motors, for example, kept an expensive brand name prescription drug on its formulary at a cost of $110 million a year despite the existence of a cheaper generic alternative. The former CEO of the drug's manufacturer is the policy committee chair of the General Motors' Board of Directors. (*The New York Times*, 10/5/2007)

We believe that this proposal will help prevent health industry affiliated directors from compromising their duty of loyalty to the Company's shareholders.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Electronic Data Systems Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Electronic Data Systems Corporation ("EDS" or the "Company"), by letter dated December 14, 2007, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to EDS urges:

> that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address <u>conflicts associated with company involvement in public policy issues related to their health industry affiliations</u> and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries (emphasis added).

EDS' letter to the Commission stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2008 annual meeting of shareholders. EDS argues that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations. As set forth more fully herein, the Proposal may not be omitted pursuant to Rule 14a-8(i)(7) because health industry affiliated director conflicts of interest related to health care reform are significant policy issues. EDS also contends that it has substantially implemented the Proposal and it may therefore be excluded under Rule 14a-8(i)(10). The Fund disagrees and describes below how EDS has failed to prevent both the appearance of and actual conflicts of interest among its health industry affiliated directors.

II. Background: health industry affiliated director conflicts of interest are significant public policy issues.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters....'" The Proposal before EDS is just such a proposal. It addresses the significant social policy issue of health care reform and conflicts of interest that are presented by the Company's health industry affiliated directors on this issue. The Proposal does not ask the Company to provide any information or reports on its internal operations, nor does it attempt to micromanage the Company. Instead it urges the Board to integrate the Company's existing policies with a new policy on health industry affiliated directors.

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal/* NBC News, the Kaiser Foundation and *The New York Times* all document its significance. In the latest *Wall Street Journal/*NBC News poll, for example, 52 percent of Americans "say the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues.... That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[1]

Many businesses now cite health care costs as their biggest economic challenge. Indeed, EDS is a member of the Business Roundtable, whose president, John Castellani, has called health care reform a top priority for business and Congressional action."[2] In September, the CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health Director, called on Congress to enact health care reform.[3] They joined other leading business coalitions, including

[1] *The Wall Street Journal*, December 4, 2007, p A1.

[2] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

[3] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc.; and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and

the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[4] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[5] In addition, Wal-Mart has joined with SEIU, calling on Congress to enact health care reform.[6]

Underscoring the significance of health care reform as a major social policy issue, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[7]

B. Health industry affiliated director conflicts on health care reform are significant social policy issues.

Health industry affiliated director conflicts of interest are themselves a significant policy issue in the media and in Congress. During Congressional consideration of amendments to the Hatch-Waxman Act, for example, directors at both Verizon and Georgia-Pacific were instrumental in terminating each company's support for and involvement in Business for Affordable Medicine, a business coalition supporting federal legislation to strengthen the Act.[8] The coalition had been organized by the governors of 12 states, Verizon, Georgia-Pacific and other major corporations to reduce expenditures on prescription drugs, a major problem for business and state Medicaid programs. The Congressional Budget Office estimated that the legislation would reduce total spending on prescription drugs by $60 billion, or 1.3 percent, over the next 10 years. An examination of Verizon's proxy revealed that its CEO, Ivan Seidenberg, the chairman of its Human Resources Committee, Walter Shipley, John R. Stafford, retired CEO

National health care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[4] "National Health Care Reform: The Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).

[5] *The Wall Street Journal*, November 13, 2007, p. B4.

[6] *The New York Times*, February 7, 2007.

[7] *The New York Times*, August 31, 2007.

[8] *The New York Times*, September 4, 2002.

of Wyeth, and Richard L. Carrion, were each directors of Wyeth, which lobbied Verizon to end its involvement in the coalition.[9]

At General Motors, where health care costs have long been a central concern, three of the eleven independent directors on the board are directors of pharmaceutical companies. The Company's Presiding Director, George Fisher, also serves as a director of Eli Lilly and Company. Percy N. Barnevik, a director since 1997, retired as CEO of AstraZeneca PLC in 2004 and serves as Chairman of GM's Public Policy Committee. Director Karen Katen retired as executive vice president of Pfizer in 2007, served as an officer of PhRMA and continues to serve as chair of the Pfizer Foundation. Each director's holdings in Eli Lilly, AstraZeneca and Pfizer, respectively, vastly outweigh his or her holdings in GM. In 2007, *The New York Times* reported that GM was the only U.S. auto company purchasing the brand-name drug, Nexium, manufactured by AstraZeneca, at a cost to GM of $110 million per year. Senior management and labor leaders at GM had decided to eliminate Nexium from the GM formulary.[10] That decision was overturned, according to senior labor and management leaders at GM, after the GM board of directors reviewed it. At the same time, and despite its extensive federal legislative activity, GM failed to take any action to support legislation to reform the Medicare prescription drug program to require prescription drug price negotiations between pharmaceutical companies and the federal government.[11]

Conflicts of interest among health industry affiliated directors have also been documented by Chrysler Corporation's former vice president of public policy, Walter B. Maher. Writing in the *American Journal of Public Health*, Maher described how "a representative of the insurance industry" [the CEO of Prudential Insurance] successfully blocked Chrysler Corporation's efforts to persuade Business Roundtable members to support health care reform."[12]

At least 21 major companies (Attachment "A"), including EDS, have multiple health industry affiliated directors serving on their boards of directors.[13] Electronic Data Systems' directors W. Roy Dunbar, S. Malcom Gillis, Ellen M. Hancock, Edward A. Kangas and David R. Yost also serve as directors of Humana, Introgen Therapeutics, Aetna, Tenet Healthcare Corporation, and PharMerica, respectively, and Company Board Chairman, Michael H. Jourdan, was a director of Aetna until 2007. Directors Dunbar, Hancock and Yost have holdings in health insurance or pharmaceutical companies that outweigh their holdings in the Company. EDS, in fact, contracts with Aetna for health insurance for its employees. The Company's Addendum to the EDS Code of Business Conduct for Directors has never been invoked to prevent health

---

[9] Verizon Communications, SEC Def.14A, 2003.
[10] *The New York Times*, October 5, 2007.
[11] Correspondence: John J. Sweeney, President, AFL-CIO, and G. Richard Wagoner, CEO, General Motors Corporation, June 14, 2007 and August 8, 2007.
[12] Maher, W.B., "Rekindling Reform—How Goes Business?" 93 Am J Pub Health 92 (2003).
[13] Letter and Report to SEC Chairman Christopher Cox from AFL-CIO Office of Investment Director, Daniel F. Pedrotty, October 4, 2007.

industry affiliated directors from reviewing and selecting Company managers responsible for EDS contracts with Aetna.

At the same time Proponent filed the Proposal at EDS, Proponent filed virtually identical public policy conflicts of interest proposals for health industry affiliated directors at the American Express Company and the McGraw-Hill Companies. Rather than seek the Commission's approval to exclude the proposal, American Express and McGraw-Hill commenced a dialogue with the Proponent and have now each agreed to revise their board if directors codes of conduct accordingly. As a result, the Proponent has agreed to withdraw the proposals at American Express and McGraw-Hill.

III. Analysis

A. The Proposal presents a significant public policy issue that is not a matter of ordinary business before EDS.

Rule 14a-8(i)(7) permits a company to exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that a proposal that is otherwise excludable under the ordinary business exclusion is includable, however, if it raises a significant policy issue. (Securities Exchange Act Release No. 40,018 (May 21, 1998)).

EDS appears to have ignored the fact that the Proposal specifically states that the Proposal urges the Board to adopt a policy addressing:

> conflicts associated with company <u>involvement in public policy issues related to their [directors'] health industry affiliations</u> and shall be explicitly integrated with the company's existing policies regarding related party transactions (emphasis added).

Instead, the Company repeatedly misconstrues the Proposal as a broad conflicts of interest policy request. It is not. It focuses on conflicts associated with Company involvement in public policy issues related to the health industry affiliations of directors. Moreover, the Company cites Commission decisions in support of its request to exclude the Proposal that are inapposite:

Chrysler Corporation, 1998 SEC No-Act. LEXIS 282 (February 18, 1998), involved a proposal requesting that the board initiate a review of the company's code or standards for its international operations and prepare a report to be made available to shareholders by September 1998. The Commission noted that "the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business," but since it included one paragraph that related to ordinary business matters, the proposal could not be revised by the proponents and could, therefore, be excluded. The Proposal before EDS contains no such paragraph and is clearly focused on public policy issues.

Lockheed Martin Corporation, 1997 SEC No-Act. LEXIS 208 (January 29, 1997), was a proposal that mandated the board of directors to evaluate whether the company had a legal compliance program that adequately reviewed conflicts of interest and the hiring of former government officials and employees and to prepare a report on its findings. There was nothing in the Lockheed proposal that focused on public policy issues. Instead, the Lockheed proposal called for a broad review of the company's ordinary business operations.

AT&T Corporation, 1996 SEC No-Act. LEXIS 41 (January 16, 1996), involved a proposal asking the board of directors to initiate a review of the standards and practices in the company's maquiladora operations and prepare a report to be made available to shareholders, including recommendations for changes. The Proposal before EDS contains no call for a report or a review of its standards and practices on labor and production operations. The Proposal is a clear request for a conflicts of interest policy dealing with public policy issues before the board of directors.

NYNEX Corporation, 1989 SEC No-Act. LEXIS 95 (February 1, 1989), was a proposal calling for the formation of a special committee of the board of directors to revise the existing code of corporate conduct. The proposal called for special assistance to needy customers and safety protections for company employees. The Proposal before EDS is narrowly focused on public policy issues related to directors with health industry affiliations.

Commission decisions in both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), are relevant to the Proposal before EDS. Like EDS, McDonald's and Costco each cited "ordinary business operations," to exclude proposals on significant social policy issues that called for the adoption of a company code of conduct. The Staff denied each company's request.

B. EDS has failed to demonstrate that it has substantially implemented the Proposal because it neither addresses significant public policy issues in its Code of Conduct, nor does it prescribe appropriate action to remedy the conflict.

The Company would have the Commission believe it has substantially implemented the Proposal, thereby permitting its exclusion under Rule 14a-8(i)(10). A comparison of the Proposal and EDS' Code of Conduct clearly shows that the Company has not adopted what the Proposal calls for, namely, a policy addressing conflicts associated with company involvement in public policy issues related to directors' health industry affiliations. The Proposal further states that the new policy should be explicitly integrated with the Company's existing policies on related party transactions.

EDS cites its existing Code of Conduct to support its claim that it has substantially implemented the Proposal. But the EDS Code is focused exclusively on business transactions, not public policy. Moreover, the EDS policy is merely conditional. It does not require directors to take action to protect shareholders. The EDS Code of Conduct is entirely silent on significant policy issues. It neither describes nor does it recognize such issues. It does not deal with the fact that EDS directors with health industry affiliations are in a position to influence, lead or produce Company decisions on significant policy matters in which they have a conflict of interest. The EDS Code of Conduct leaves any reporting or remedial action entirely up to the individual director. The Proposal, however, would require directors to not only disclose conflicts of interest on significant policy matters affecting their health care interests, but it would include a requirement, if adopted by the board, that directors refrain from chairing meetings discussing such policies and recuse themselves from voting on significant policy matters affecting their health industry affiliations.

The Company cites *Texaco, Inc.*, 1991 SEC No-Act. LEXIS 500 (March 28, 1991), in support of its claim that it may exclude the proposal because it has been substantially implemented. In *Texaco*, however, the company was able to convincingly demonstrate that it had an external review process in place that was almost identical to the "Valdez Principles" called for in the proposal. EDS cannot make such a claim. Its Code of Conduct neither addresses the public policy matters described by the Proposal, nor does it require any action by directors to protect shareholders from conflicts of interest by health industry affiliated directors. EDS states that its Code of Conduct is "intentionally broad enough to cover a potential conflict of interest related to health care affiliations or any other matter." Yet the very breadth and conditionality of the EDS Code point to its failure to substantially implement the Proposal. The EDS Code, in fact, contains a glaring loophole, which the Proposal is designed to correct. In contrast, the Proposal's plain language urges the board of directors to both address significant policy issues and require action by health industry affiliated directors not addressed by the EDS Code.

In *Nordstrom Inc.*, 1995 SEC No-Act. LEXIS 226 (February 8, 1995), the company was able to show that its own code of conduct was virtually identical to the language of the proposal. EDS makes no such claim. The Company maintains that the broad language of its Code is inclusive when it is, in reality, a loophole that permits conduct by health industry affiliated directors that harm the rights of shareholders.

The Gap, Inc., 1996 SEC No-Act. LEXIS 337 (March 8, 1996), also involved a company code of conduct that covered each and every activity described in the proposal before the company. Here, EDS makes the claim that its Code of Conduct covers public policy issues before the Company, but there is nothing in the Code that demonstates that it covers anything other than commercial transactions.

Finally, EDS cites *Masco Corporation*, 1999 SEC No-Act. LEXIS 390 (March 29, 1999), in support of its request to exclude the Proposal. Yet a review of that decision reveals that Masco's board of directors had announced its intention to approve a resolution in substantially the form submitted by the proponent. EDS proposes to take no action whatsoever. Indeed, EDS wrongly contends that it has already taken the actions requested by the Proposal, when the Company's own Code demonstrates that it has not done so.

IV. Conclusion

EDS has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at EDS. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

A review of the EDS Code of Conduct with respect to Company involvement in public policy issues related to their health industry affiliations clearly shows that EDS has not substantially implemented the Proposal. It may not be excluded under Rules 14a-8(i)(10) and 14a-8(j).

Consequently, since EDS has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before EDS' shareholders at the 2008 annual meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu, #2, afl-cio

cc: David B. Hollander, Legal Manager, EDS Corporate Acquisitions and Finance

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

October 4, 2007

APPENDIX A

The Honorable Christopher Cox, Chairman
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090

Dear Chairman Cox:

I am writing in response to U. S. Chamber of Commerce president Tom Donohue's September 7, 2007, letter to you regarding the AFL-CIO's and public, religious and social investment funds' interest in filing shareholder resolutions on director conflicts of interest, political contributions and health care principles during the 2008 proxy season.

I. Director Conflicts of Interest

Director conflicts of interest have long been recognized by state courts and the SEC staff as a matter of legitimate concern for shareholders. The attached survey, based upon The Corporate Library's database, corporate proxies and published reports, reveals widespread apparent conflicts of interest on the boards of 21 Fortune 500 companies. Each of these 21 non-health care companies has significant health care costs for its employees, retirees and dependents. Yet, each company has multiple directors in key leadership positions affecting company health care policies who are also directors or officers of pharmaceutical and health insurance companies. The report shows that, in many cases, these directors have personal holdings in pharmaceutical and health insurance industry equities that vastly outweigh their holdings in the companies where they serve as directors.

We are concerned these conflicts may have led to non-health care companies failing to manage their pharmaceutical health costs aggressively and may have led non-health care companies to take public policy positions that, while favorable to the interests of the pharmaceutical and health insurance companies, are not in fact in the interest of these non-health care companies.

For example, we are concerned that General Motors aggressively intervened to protect Nexium within its formulary at the same time Percy Barnevik, retired CEO of AstraZeneca, was a board member and chair of the Policy Committee. While this was occurring, other large companies were substituting cheaper, generic versions of Nexium to counter rapidly rising drug costs. We are not privy to the decision making process, but we believe investors should have some protections against this obvious conflict of interest.

We believe companies that have these conflicts embedded in their boards should adopt policies to manage these conflicts in the interest of the companies and their shareholders. These conflicts are real, involve material economic interests of the companies affected, and are clearly operating at the level of the governance of these public companies, and not at a managerial level.

II. Political Contributions

The Commission has also recognized that corporate political contributions are a proper matter for shareholder resolutions seeking a report from a board of directors. *The Charles Schwab Corporation*, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 301 (March 2, 2006). As shareholders, we are interested in there being both appropriate disclosure and oversight of the political spending and activity of the public companies in which we and our members are invested.

III. Statement of Principles for Universal Health Insurance

Finally, access to affordable, comprehensive health insurance is now the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. Moreover, John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani. "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007)

The 47 million Americans without health insurance result in higher costs for U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University.

The National Coalition on Health Care, whose members include 75 of America's largest publicly-held companies, institutional investors and labor unions, have created principles for health insurance reform. According to the Coalition, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

The SEC has long recognized that significant social policy issues are proper matters for shareholder resolutions on such issues as global warming and human and civil rights. Shareholders voted on a health care resolution at the Ford Motor Company in 2007. *Ford Motor Company, 2007* SEC No-Act. LEXIS 296 (March 1, 2007).

IV. Conclusion

The AFL-CIO, together with other investors such as Trillium, Boston Common and Christus Health, share the concern that shareholder resolutions on director conflicts of interest, political contributions and health care principles are indeed matters of great consequence at public companies.

If you or the Commission staff would like to discuss these issues further, please contact Damon Silvers at 202-637-3953.

Sincerely,

D. F. Pedrotty

Daniel Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

cc: Commissioner Paul S. Atkins
Commissioner Kathleen L. Casey
Commissioner Annette L. Nazareth

APPENDIX B

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
American Express Co. (AXP)	*$ 376*	Leschly, Jan	Chair, Comp & Benefits Committee; Exec.& Pub Responsibility Committee	Care Capital LLC, founder and partner	$ 8,958,339	Not Available	
		Reinemund, Steven S	Audit Committee	Johnson & Johnson	$ 296,850	$ 390,784	132%
		Walter, Robert D.	Audit, Comp & Benefits Committees	Cardinal Health Inc., exec. Chmn	$ 9,517,011	$ 238,431,080	2505%
		Williams, Ronald A.	Audit Committee	Aetna Inc., CEO	$ 118,740	$ 11,998,771	10105%
AT&T Corp. (T) 2nd largest unfunded OPEB liability	*$ 26,990*	McCoy, John B.	Gov, Exec and Nominating Committees	Cardinal Health Inc.	$ 1,336,319	$ 6,041,336	452%
		Metz, Mary S.	Gov and Nominating Committees	Longs Drug Stores Corp.	$ 165,009	$ 313,616	190%
Bank of America Corp. (BAC)	*$ 1,450*	Ryan, Thomas M.	Chair Gov and Nominating Committees; Compensation Committee	CVS Caremark Corp.	$ 254,618	$ 57,655,904	22644%
		Ward, Jacquelyn M.	Chair Asset Quality Committee	WellPoint Inc.	$ 732,836	$ 3,287,807	449%
The Black & Decker Corp. (BDK)	*$ 89*	Burns, M. Anthony	Finance Committee	Pfizer Inc.	$ 646,741	$ 533,942	83%
		Ryan, Robert L.	Audit Committee	UnitedHealth Group Inc., also retired CFO and Sr. VP Medronic Inc.	$ -	$ 1,162,320	
The Boeing Co. (BA) 5th largest unfunded OPEB liability	*$ 8,240*	Collins, Arthur D.	Audit Committee	Medtronic Inc.	$ -	$ 22,516,277	
		Daley, William M.	Finance and Special Programs Committees	Abbott Laboratories	$ 131,238	$ 187,670	143%
		Jones, James L.	Audit Committee	Invacare Corp.	$ -	$ -	
Corning Inc. (GLW)	*$ 803*	Smithburg, William D.	Chair, Audit Committee; Comp Committee	Abbott Laboratories	$ 3,645,883	$ 3,415,594	94%
		Weeks, Wendell P.	Chairman & CEO	Merck & Co.	$ 20,294,296	$ 10,338	0%
Electronic Data Systems Corp. (EDS)		Dunbar, W. Roy	Audit Committee	Humana Inc., retired from Eli Lilly and Co., holdings not available.	$ 187,125	$ 669,940	358%
		Gillis, S. Malcolm	Audit Committee	Introgen Therapeutics	$ 82,752	$ 64,297	78%
		Hancock, Ellen M.	Chair, Comp Committee, Audit Committee	Aetna Inc.	$ 130,188	$ 455,868	350%
		Jordan, Michael H.	Chairman	Aetna Inc., retired	$ 9,944,298	$ 669,475	7%
		Kangas, Edward A.	Audit Committee	Tenet Healthcare Corp.	$ -	$ 33,600	
		Kangas, Edward A.	Audit Committee	Oncology Therapeutics	$ -	Not Available	
		Kangas, Edward A.	Audit Committee	Eclipsys Corp.	$ -	Not Available	
		Yost, R. David	Comp Committee	AmerisourceBergen, retired CEO	$ 109,200	$ 34,654,785	31735%
		Yost, R. David	Comp Committee	PharMerica	$ 109,200	$ 978,991	897%
Exxon Mobil Corp. (XOM) 7th largest unfunded OPEB liability	*$ 6,340*	George, William W.	Comp Committee	Novartis AG	$ 5,183,360	$ 6,532,820	126%
		Howell, William R.	Chair, Comp Committee	Pfizer Inc.	$ 4,692,792	$ 155,131	3%
		Reinemund, Steven S	Audit and Finance Committees	Johnson & Johnson	$ 849,238	$ 390,784	46%
		Shipley, Walter V.	Comp Committee	Wyeth	$ 4,122,622	$ 338,714	8%
General Electric Co. (GE)	*$ 6,550*	Larsen, Ralph S.	Lead director, Chair Comp Committee; Gov and Nominating Committees	Johnson & Johnson, retired CEO	$ 2,395,156	$ 89,687,333	3745%
6th largest unfunded OPEB liability		Lazarus, Rochelle B.	Gov and Nominating Committees	Merck & Co.	$ 2,962,832	$ 206,760	7%

Data sources: The Corporate Library, Lionshares.com, SEC filings, Standard and Poor's

AFL-CIO Office of Investment

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ In millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
General Motors Corp. (GM)	$ 51,060	Barnevik, Percy	Chair, Policy Committee	AstraZeneca PLC, retired CEO	$ 351,037	Not Available	
Largest unfunded OPEB liability		Fisher, George M.C.	Lead Director, Chair Director & Corp Gov Committee	Eli Lilly and Co.	$ 174,398	$ 1,427,634	819%
		Katen, Karen	Directors & Corp Gov, Exec Comp Committee; Chair Investment Funds Committee	Pfizer Inc., president Pfizer Foundation, retired vice chair PhRMA,	$ 220,200	$ 23,969,470	10885%
Honeywell International Inc. (HON)	$ 2,260	Howard, James	Audit Committee	Walgreen Co.	$ 552,774	$ 2,242,908	406%
		Seidenberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	CVS Caremark Corp., retired	$ 301,929	$ 584,978	194%
		Seidenberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	Wyeth	$ 301,929	$ 305,435	101%
		Sheares, Bradley T.	Management Development and Com Committee	Reliant Phamaceuticals LLC, CEO	$ 177,600	Not Available	
		Stafford, John R.	Chair Com Committee; Audit Committee	Wyeth, retired	$ 1,485,561	$ 27,595,561	1858%
International Business Machines Corp. (IBM)	$ 5,720	Dormann, Juergen	Exec Comp and Management Resources Committee	Sanofi-Aventis, Vice Chair	$ 638,712	Not Available	
8th largest unfunded OPEB liability		Jackson, Shirley Ann	Directors & Corp Governance and Nominating Committees	Medtronic, Inc	$ -	$ 11,282	
		Lucio, Noto A.	Chair Audit Committee	Stem Cell Innovations	$ 2,437,157	$ 8,000	0%
		Taurel, Sidney	Chair Comp Committee; Exec and Management Resources Committees	Eli Lilly and Co. chairman and CEO	$ 620,217	$ 62,825,842	10130%
JPMorgan Chase & Co. (JPM)	$ 92	Gray, William H. III	Chair, Public Responsibility; Corp Gov Committee	Pfizer Inc.	$ -	$ 269	
		Weldon, William C.	Comp, Corp Gov Committees	Johnson & Johnson, Chairman & CEO (also retired PhRMA Chmn)	$ 45,820	$ 20,526,454	44798%
The McGraw-Hill Cos. Inc. (MHP)	$ 144	Bischoff, Winfried F.W.	Chair, Fin Policy Committee; Executive and Comp Committees	Eli Lilly and Company	$ 203,640	$ 575,847	283%
		Taurel, Sidney	Chair Comp Committee; Executive and Nominating and Corp Gov Committees	Eli Lilly and Company, Chairman and CEO (also PhRMA Director)	$ 203,640	$ 62,825,842	30851%
Motorola Inc. (MOT)	$ 217	Dorman, David W.	Audit and Legal Committee	CVS Caremark Corp.	$ -	$ -	
		Lewent, Judy C.	Chair Fin Committee; Gov & Nom Committees	Merck & Co. Exec VP and CFO	$ 882,102	$ 12,078,764	1369%
		Scott, Samuel C. III	Chair Comp & Leadership Committees	Abbott Laboratories	$ 625,221	$ 414,483	66%
		White, Miles D.	Gov and Nominating Committees	Abbott Laboratories, CEO	$ 426,987	$ 57,926,919	13566%
Prudential Financial Inc. (PRU)	$ 1,430	Cullen, James G.	Chair Comp Committee; Audit, Exec Comp and Exec Committees	Johnson & Johnson	$ 198,380	$ 4,630,865	2334%
		Gray, William H. III	Chair,Corp Gov & Bus Ethics Committee; Exec Comp and Exec Committees	Pfizer Inc.	$ 1,269	$ 269	21%
		Hanson, John F.	Chair Exec Committee	HealthSouth Corp. chairman	$ 977,069	$ 499,315	51%
		Horner, Constance J.	Comp and Corp Gov & Bus Ethics Committees	Pfizer Inc.	$ 99,922	$ 301,075	301%
		Poon, Christine A.		Johnson & Johnson	$ -	$ 2,945,331	
		Ryan, Arthur F.	Chairman and CEO; Exec and Finance Committees	Regeneron Pharmaceuticals	$ 38,188,616	$ -	0%
		Unruh, James A.	Audit Committee	Tenet Healthcare	$ 269,418	$ -	0%

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ In millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
Qwest Communications International (Q)	*$ 2,390*	Hellman, Peter S.	Audit Committee; finacial expert	Baxter International	$ 80,297	$ 269,018	335%
		Unruh, James A.	Chair Comp Committee	Tenet Healthcare Corp.	$ 146,560	$ -	0%
		Welters, Anthony	Gov and Nominating Committees	West Pharmaceutical Services	$ 82,440	$ 209,383	254%
		Welters, Anthony	Gov and Nominating Committess	C.R. Bard Inc.	$ 82,440	$ 390,858	474%
		Welters, Anthony	Gov and Nominating Committees	UnitedHealth Group Inc. Exec VP	$ 82,440	$ 167,229	203%
Target Corp. (TGT)	*$ 115*	Austin, Roxanne S.	Chair Audit Committee; Fin Committee	Abbott Laboratories	$ 227,390	$ 366,975	161%
		Darden, Calvin	Comp & Nominating Committees	Cardinal Health	$ 260,001	$ 100,548	39%
		Johnson, James A.	Vice Chair Exec Committee; Chair Comp Committee; Chair Corp Gov Committee; Corp Responsibility Committee	UnitedHealth Group Inc.	$ 842,747	$ 2,479,616	294%
		Rice, Derica W.	Executive and Corp Gov Committees	Eli Lilly and Co. Sr. VP and CFO	$ -	$ 2,390,775	
UAL Corp. (UAUA)		Farrell, W. James	Chair Hum Resources Committee	Abbott Laboratories	$ 465,300	$ 53,620	12%
		Tilton, Glenn F.	CEO	Abbott Laboratories	$ 17,731,466	$ 379,630	2%
Verizon Communications Inc. (VZ) 4th largest unfunded OPEB liability	*$ 23,020*	Seidenberg, Ivan G.	CEO	Wyeth	$ 21,388,923	$ 305,435	1%
		Seidenberg, Ivan G.	CEO	CVS Caremark Corp., retired	$ 21,388,923	$ 584,978	3%
		Shipley, Walter V.	Chair Human Resources Com; Corp Gov and Policy Committees	Wyeth	$ 631,876	$ 338,714	54%
		Stafford John	Human Resources	Wyeth, retired chairman and CEO	$ 778,929	$ 27,595,561	3543%
The Williams Cos. Inc. (WMB)	*$ 132*	Howell, William R.	Lead Director; Chair Comp Committee; Nominating & Corp Gov Committees	Pfizer Inc.	$ 6,151,849	$ 155,131	3%
		Lorch, George A.	Nominating & Corp Gov Committees	Pfizer Inc.	$ 1,629,022	$ 42,753	3%

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Electronic Data Systems Corporation
Incoming letter dated December 14, 2007

The proposal requests that the board adopt a policy addressing conflicts of interest involving board members with health industry affiliations, including conflicts associated with company involvement in public policy issues related to these affiliations.

There appears to be some basis for your view that EDS may exclude the proposal under rule 14a-8(i)(7), as relating to EDS's ordinary business operations (i.e., terms of its conflicts of interest policy). Accordingly, we will not recommend enforcement action to the Commission if EDS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which EDS relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END